EXHIBIT 99.1

April 17, 2024

AVINO ACHIEVES STRONG PRODUCTION IN Q1 2024

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) a long-standing silver producer in Mexico, reports a strong first quarter start to the year with 629,302 silver equivalent ounces being produced.

Production Highlights – Q1 2024 (compared to Q4 2023)

•	Silver equivalent production increased 13% to 629,302 oz
•	Silver production increased 12% to 250,642 oz
•	Copper production increased 2% to 1.35 million lbs
•	Gold production increased 22% to 1,778 oz
•	Mill throughput increased 18% to 169,595 tonnes

Avino Mine Production – Quarterly Tables

Q1 2024	Q1 2023	Change		Q1 2024	Q4 2023	Change
169,595	159,757	6%	Total Mill Feed (dry tonnes)	169,595	143,798	18%
52	51	2%	Feed Grade Silver (g/t)	52	56	-7%
0.47	0.58	-19%	Feed Grade Gold (g/t)	0.47	0.45	4%
0.43	0.47	-9%	Feed Grade Copper (%)	0.43	0.49	-12%
88%	89%	-1%	Recovery Silver (%)	88%	87%	1%
70%	77%	-9%	Recovery Gold (%)	70%	70%	-%
84%	84%	-%	Recovery Copper (%)	84%	84%	-%
250,642	234,338	7%	Total Silver Produced (oz)	250,642	224,723	12%
1,778	2,286	-22%	Total Gold Produced (oz)	1,778	1,452	22%
1,347,110	1,397,637	-4%	Total Copper Produced (lbs)	1,347,110	1,317,793	2%
629,302	678,247	-7%	Total Silver Equivalent Produced (oz)[1]	629,302	558,460	13%

“2024 is off to a solid start with quarterly production of 629,302 ounces, tracking our production target for the year. With noted improvement to mill throughput of 18% in the quarter compared to Q4 2023, the operations team was instrumental in achieving an overall silver equivalent production increase of 13%. We have started milling an old stockpile from La Preciosa for metallurgical compatibility testing.” said David Wolfin, President and CEO of Avino. “We also look forward to receiving approval of the environmental permits for La Preciosa and being able to commence construction of the portal, haulage ramp, leading to mining of the Gloria and Abundancia veins. La Preciosa factors prominently into our 5-year growth plan and will deliver economic growth and benefit to the local communities in Durango. With the recent move up in silver price, the outlook for Avino looks more robust.”

April 17, 2024 – Avino Silver & Gold Mines Ltd. – News Release

Avino Achieves Strong Production in Q1 2024

2024 First Quarter Highlights

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Production In line with Expectations: Silver equivalent production of 629,302 ounces is within our guidance range and the Company remains on track with our targeted full year production of 2.5M to 2.8M silver equivalent ounces.

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La Preciosa: On February 28, 2024, the Company provided an update on recently completed and ongoing work in connection with La Preciosa. Capital costs for 2024 are expected to be between US$3.0 – US$4.0 million and will include surface works and equipment procurement intended for the first phase of mine development for the Gloria and Abundancia veins. Avino already has the mining equipment necessary to commence operations at La Preciosa. The application for the Environmental Permit has been submitted by the Company to the relevant authorities. A further permit application will be submitted shortly after receipt of the Environmental Permit, which is required to commence the construction of the portal, haulage ramp, and the mining of the Gloria and Abundancia veins. Recent photos from the La Preciosa property can be viewed on our website by clicking here.

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Pre-Feasibility Study – Oxide Tailings Project: On February 5, 2024, the Company announced the completion of the Pre-Feasibility Study (“PFS”) for its Oxide Tailings Project (“OTP”) at the Avino Mine Operations. The completion of the PFS is a key milestone in our growth trajectory.

○	The study highlighted inaugural proven and probable Mineral Reserves, a first in Avino’s long history, 6.7 million tonnes at a silver and gold grade of 55 g/t and 0.47 g/t, respectively.

○	The OTP is one of our 3 catalysts for gold and silver production growth.

•

Avino Signed Community Agreement for La Preciosa: On January 9, 2024, Avino signed a long-term land-use agreement with a local community for the development of La Preciosa in Durango, Mexico. This achievement signaled the start of a new era for Avino and the communities adjacent to the mine as it meant another step closer to putting La Preciosa into production.

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Dry-Stack Tailings Facility Completed and Operational: With the rearrangement of our handling of tailings as a result of the completed dry-stack tailings facility, which has been in use for over a year, the prior method of wet tailings deposition is no longer in use. A tab is available on our website that provides further information on our tailings management system along with videos (in English and Spanish) that can be viewed. In addition, a selection of short videos of the facility in operation can be viewed on our Company website, under Videos and Media.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples were submitted to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Spectrometry) methods for copper, lead, zinc and silver for feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: Inspectorate in the UK, LSI in the Netherlands, and AHK.

Qualified Person(s)

Peter Latta, P. Eng, MBA, Avino’s VP Technical Services, is a qualified person within the context of National Instrument 43-101 who has reviewed and approved the technical data in this news release.

April 17, 2024 – Avino Silver & Gold Mines Ltd. – News Release

Avino Achieves Strong Production in Q1 2024

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 371 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources dated October 16, 2023 as well as the Prefeasibility Study dated January 16, 2024 and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1.

In Q1 2024, AgEq was calculated using metal prices of $23.36 per oz Ag, $2,072 per oz Au and $3.83 per lb Cu. In Q4 2023, AgEq was calculated using metals prices of $23.23 oz Ag, $1,977 oz Au and $3.71 lb Cu. In Q1 2023, AgEq was calculated using metal prices of $22.56 per oz Ag, $1,888 per oz Au and $4.05 per lb Cu